SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November 2006                                                                             Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                                                   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                                                         No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: November 14, 2006	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

This report includes forward-looking statements that are based on certain assumptions and reflects CAE’s current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE’s materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

REPORT TO SHAREHOLDERS

CAE reported financial results for the second quarter ended September 30, 2006. Net earnings were $30.9 million (or $0.12 per share) this quarter, compared to $17.1 million ($0.07 per share) in the second quarter of last year. All financial information is in Canadian dollars.

     Net earnings from continuing operations, excluding non-recurring items, were $31.1 million ($0.12 per share) this quarter, compared to $20.0 million (or $0.08 per share) in the second quarter of last year.

Consolidated revenue was $280.4 million, compared to $280.3 million in the second quarter last year.

     Second quarter consolidated earnings before interest and taxes (EBIT) were $44.9 million, or 16.0% of revenue. Not including the effect of non-recurring items, EBIT was $46.6 million, or 16.6% of revenue.

     We launched the CAE Global Academy, a training alliance designed to address the global shortage of pilots, and also secured nearly $220 million in new military contracts including a range of programs for US and British forces. We secured more than $100 million in new training contracts for the civil market and won orders for 11 civil full-flight simulators (FFSs) during the second quarter. Our total for the year is now at 17 and we expect our full-flight simulator orders to be at 25 for the fiscal year.

     “The pace of our business activity in the second quarter is the result of the strength of the aerospace industry and our ability to improve our market position,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “We are seeing the benefits of a well diversified base of business with a balance between the civil and military markets, and between products and services. We continue to evaluate and implement growth initiatives with the goal of reducing cyclicality and securing CAE’s future as a technology and training services leader.” There were also some positive developments since the end of the quarter:

  We announced the launch of a global training joint venture with Embraer to provide training services for the new Phenom series of Very Light Jet (VLJ) and Light Jet (LJ) aircraft.
  We saw an increase in pilot provisioning activity, and there are now more than 650 cadets enrolled in training programs throughout the CAE Global Academy. The alliance currently consists of three flight-training organizations, a number that we expect to double before the end of this fiscal year.

BUSINESS SEGMENT HIGHLIGHTS

SIMULATION PRODUCTS/CIVIL

Revenue in the SP/C segment was $84.2 million this quarter, up by 13% from last quarter and by 51% over the same period last year. The increase was the result of a high level of recent orders, combined with a shorter production cycle.

     Segment operating income was $18.6 million, compared to $3.4 million for the same period last year. The increase was from higher revenue and a higher operating margin.

     The segment’s higher than usual operating margin of 22.1% this quarter was due to several factors, including a higher number of simulator deliveries than usual, coupled with a favourable mix of programs, as well as improvements in program execution. In addition, we received a contribution from Investissement Québec for costs incurred since June 2005 related to Project Phoenix, our research and development program. We do not anticipate benefiting from all of these factors on a regular basis going forward.

New orders totalled $99.6 million, and segment backlog was $313.2 million at the end of the quarter.

TRAINING & SERVICES/CIVIL

Revenue in the TS/C segment was $78.4 million, stable compared to the same period last year. The change from last quarter was mainly due to seasonality and some disruption from the recent restructuring. We saw an increase in activity at our training centres compared to last year because of a stronger aerospace industry and demand for training that continues to be stronger than overall historical levels. The increased volume was offset by the appreciation of the Canadian dollar against the Euro and the US dollar over the same period.

     Segment operating income was $11.3 million (14.4% of revenue), down by 3% compared to $11.6 million (14.6% of revenue) for the same period last year. Given the high degree of operating leverage inherent to the training segment, the seasonally lower revenue in the second quarter caused segment operating income to decrease by $7.1 million from last quarter. While the segment’s operating margin is relatively unaffected by foreign exchange movements, the appreciation of the Canadian dollar year over year reduced the translation value of the segment’s operating income.

     We are nearing the completion of our simulator redeployment activities, and the remaining 10 FFSs will be moved to their new locations over the balance of the fiscal year. In all, 28 FFSs (nearly one-third of the installed base) will have been moved as part of the restructuring plan. We expect some additional disruption as relocated simulators ramp back up to capacity.

New orders totalled $103.1 million, and segment backlog was $842.9 million at the end of the quarter.

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R E P O R T T O S H A R E H O L D E R S

SIMULATION PRODUCTS/MILITARY

Revenue in the SP/M segment was $64.3 million this quarter, down by 32% over the same period last year. The uneven nature of large revenue items in the SP/M segment this quarter was due to lower activity on certain European programs and lower revenue on some US programs.

     Conversely, the second quarter of fiscal 2006 benefited from higher activity on some European programs, particularly the German NH90 equipment program where we reached key milestones. Last year we also benefited from higher activity on some North American programs and a lower Canadian dollar compared to the Euro and the US dollar.

     Segment operating income this quarter was $7.4 million, down by 24% compared to $9.7 million for the same period last year. The decrease in income from lower revenues was partly offset by a contribution from Investissement Québec for research and development costs incurred since June 2005 related to Project Phoenix.

     New orders totalled $206.7 million, and segment backlog was $626.3 million at the end of the quarter. We expect variations in the level of order bookings between quarters in both Military segments because of the unique nature of military contracts and the irregular timing in which they are awarded.

TRAINING & SERVICES/MILITARY

Revenue in the TS/M segment was $53.5 million this quarter, up by 6% over the same period last year. This quarter benefited from more activity on the CF-18 support contract in Canada and more C-130 Hercules training activity in Tampa, Florida in the US. Increased revenue year over year was partly offset by the appreciation of the Canadian dollar against the Euro and the US dollar over the period.

     Segment operating income was $9.3 million compared to $5.4 million for the same period last year. The increase was mainly due to annual labour rate adjustments related to US military contracts, combined with TPC government contributions for service-related research and development work.

New orders totalled $11.7 million this quarter, and segment backlog was $801.6 million at the end of the quarter.

     In the military business as a whole, combined revenue for the quarter was $117.8 million and operating income was $16.7 million, resulting in an operating margin of 14.2% .

CASH FLOW AND FINANCIAL POSITION

As of the end of the second quarter, we generated $59.6 million of cash from continuing operations. We invested $40.9 million in capital expenditures, partly offset by $6.9 million of non-recourse financing, and increased working capital by $16.0 million. Overall, free cash flow was $10.7 million this quarter.

Net debt was $199.7 million for the quarter, which is consistent with last quarter at $198.3 million.

CAE will pay a dividend of $0.01 per share on December 29, 2006, to shareholders of record on December 15, 2006.

ADDITIONAL CONSOLIDATED FINANCIAL RESULTS

The consolidated backlog from continuing operations was $2.584 billion at the end of this quarter, compared to $2.433 billion at the end of last quarter. New orders of $421.1 million were added to backlog this quarter. This was partly offset by $280.4 million of revenues generated from backlog.

     Capital expenditures for the quarter were $40.9 million. We expect total capital expenditures in 2007 to be higher than the level reached last year because we are experiencing favorable market conditions and are looking at a number of growth initiatives requiring additional investment.

     Income taxes were $12.5 million this quarter, representing an effective tax rate of 29%. We expect the effective income tax rate for fiscal 2007 to be approximately 31% (not including the effect of non-recurring items).

     Excluding non-recurring items, earnings per share from continuing operations were $0.12, compared to $0.12 last quarter and $0.08 in the second quarter of last year. Our second quarter results included a non-recurring charge of $1.1 million after tax for restructuring and related costs. These costs were mainly offset by interest revenue of $1.4 million on the early repayment of notes receivable.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

November 9, 2006 For the three and six-month periods ended September 30, 2006

1 SECOND QUARTER HIGHLIGHTS

FINANCIAL

SECOND QUARTER REVENUE STEADY YEAR OVER YEAR DESPITE A 7% APPRECIATION OF THE CANADIAN DOLLAR OVER THE US DOLLAR

  Consolidated revenue was $280.4 million this quarter, $0.1 million higher than the same quarter last year.
  Consolidated revenue was $21.4 million lower than last quarter because of the timing of large contracts in the SP/M segment and seasonality inherent to the TS/C segment.
  For the first six months of fiscal 2007, consolidated revenue was $582.2 million, $35.9 million or 7% higher than the same period last year.

HIGHER EARNINGS, NET EARNINGS AND EARNINGS PER SHARE YEAR OVER YEAR

  Earnings from continuing operations were $31.2 million (or $0.12 per share) this quarter, compared to $33.3 million (or $0.13 per share) last quarter and $17.8 million (or $0.07 per share) in the second quarter of last year.
  Excluding non-recurring items, these numbers were $31.1 million (or $0.12 per share) this quarter, $31.3 million (or $0.12 per share) last quarter and $20.0 million (or $0.08 per share) in the second quarter of last year.

POSITIVE FREE CASH FLOW AT $10.7 MILLION THIS QUARTER

  Net cash from continuing operations was $43.6 million this quarter, compared to $32.0 million last quarter and $53.8 million in the second quarter of last year.
  Capital expenditures were $40.9 million this quarter, compared to $40.7 million last quarter and $24.3 million in the second quarter of last year.

CAPITAL EMPLOYED IS HIGHER

  Non-cash working capital increased by $34.9 million this quarter, ending at negative $15.9 million.
  Capital employed increased by 4% this quarter, ending at $927.4 million.
  Net debt increased by $1.4 million this quarter, ending at $199.7 million.

ORDERS

Total order intake amounted to $421.1 million compared to $296.7 million last quarter and $275.7 million for the quarter year over year.

Civil segments

SIMULATION PRODUCTS/CIVIL WON ORDERS FOR 11 FULL-FLIGHT SIMULATORS (FFSs)

  Two A380 FFSs to Federal Express (FedEx)
  One B737NG FFS to Continental Airlines
  One A320 FFS to Lufthansa Flight Training (LFT)
  One B747 FFS to United Parcel Service (UPS)
  One A320 FFS to Clark Institute
  Five B737NG FFSs to Ryanair to be delivered from fiscal 2009 to 2013.

Following the end of the quarter, on November 7, 2006, FedEx cancelled its order for A380 aircraft from Airbus.

TRAINING & SERVICES/CIVIL (TS/C) AWARDED MORE THAN $100 MILLION IN CONTRACTS

  Launch of CAE Global Academy, a new training alliance designed to address the global shortage of pilots.
  Approval by Dassault of CAE’s Falcon 2000EX EASy maintenance training course and certification of the course. CAE is to provide instructors according to the standards in the Dassault Falcon Training Policy Manual (FTPM).
  Signature of a four-year training contract extension with Flight Options, valued at approximately US$30 million (C$33 million). CAE will continue to be the exclusive provider of all Flight Options pilot training through 2010.
  A series of contracts valued at more than C$10 million for the provision of pilot training for new customers at the Dubai training centre.

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Military segments

SIMULATION PRODUCTS/MILITARY WON ORDERS FOR NEW TRAINING SYSTEMS AND UPGRADES

  One MH-60R and one SH-60B Tactical Operational Flight Trainer (TOFT) for the US Navy
  One AW139 helicopter flight simulator for AgustaWestland
  One E-6B Operational Flight Trainer (OFT) to be used by the US Navy
  A range of upgrades on the CAE-built UK Royal Navy’s EH101 Merlin Training System
  The design and development of upgrades and new training devices for the US Air Force C-130 Avionics Modernization Program (AMP)
  Thirty-six Warrior Gunnery Turret Trainers for the British Army.

TRAINING & SERVICES/MILITARY AWARDED SIGNIFICANT CONTRACTS

  Maintenance and support services for the UK Royal Navy’s EH101 Merlin Training System
  Logistic support services for the British Army’s Warrior Gunnery Turret Trainers.

OPERATIONS

RESTRUCTURING ACTIVITIES ON TRACK, REDEPLOYMENTS RAMPING-UP

  Completion of the relocation of two FFSs
  Relocation of the remaining 10 FFSs expected during the third and fourth quarters of fiscal 2007
  Expansion of the Madrid facility on schedule. Consolidation of operations into one location is expected by the end of fiscal 2007
  Expansion of TS/C’s business aviation operations in Morristown, NJ and Burgess Hill, UK on schedule to open in fiscal 2007
  Implementation of the new enterprise resource planning (ERP) system for TS/C.

2 INTRODUCTION

In this report, we, us, our, CAE and company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2007 mean the fiscal year ending March 31, 2007
  Last year, prior year and a year ago mean the fiscal year ended March 31, 2006
  Dollar amounts are in Canadian dollars.

     This report was prepared on November 9, 2006, and includes our management’s discussion and analysis (MD&A), financial statements and notes for the second quarter ended September 30, 2006. We have written it to help you understand our business, performance and financial condition in the second quarter of fiscal 2007. All financial information has been reported according to Canadian generally accepted accounting principles (GAAP).

     For additional information, please refer to our financial statements for the quarter ended September 30, 2006, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2006. The MD&A section of our 2006 annual report also contains more information about:

  Our strategy and key strengths
  Business risks and uncertainties
  Foreign exchange
  Non-GAAP and other financial measures
  Acquisitions, business combinations and divestitures
  Systems, procedures and controls
  The oversight role of the audit committee and board of directors.

     You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or
  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

     We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in our 2006 annual report.

     We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

3	ABOUT CAE

3.1	WHO WE ARE

CAE is a world leader in providing simulation and modelling technologies, and integrated training services to the civil aviation industry and defence forces around the globe.

     We design, manufacture and supply simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations, and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

     Our full-flight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

     Founded in 1947 and headquartered in Montreal, CAE has built an excellent reputation and long-standing customer relationships based on nearly 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. Approximately 5,000 employees work in manufacturing operations and training facilities in 19 countries around the world. Approximately 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE.
  New York Stock Exchange, under the symbol CGT.

CAE serves two markets globally:

3.2 OUR OPERATIONS

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning.
  The military market includes the defence forces worldwide.

     We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

SIMULATION PRODUCTS/CIVIL (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

Our SP/C segment is the world leader in civil flight simulation. We design and manufacture more civil FFSs and visual systems for major and regional carriers and business jet operators than any other company. We have a wealth of experience in developing prototype simulators for new types of aircraft. We also offer a full range of support services including sales of spare parts, simulator updates and relocations.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

TRAINING & SERVICES/CIVIL (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C segment is the second largest provider of civil aviation training services in the world, and serves all sectors of the market including general aviation, regional airlines, commercial airlines and business aviation. We also offer a full range of support services, such as training centre management, simulator maintenance services, spare parts and inventory management, curriculum development and consulting services. We have achieved our leading position through acquisitions, joint ventures and by building new facilities. We currently have 110 FFSs installed in 22 training centres around the world.

MARKET TRENDS AND OUTLOOK

We continue to have a positive outlook for the civil market because of the following trends:

  Positive economic indicators
  Continued growth in revenue per passenger kilometre
  Strong aircraft orders and new platforms
  Growing demand for trained pilots.

Positive economic indicators

GDP and growth in corporate profits driving business aviation market

Business aviation is experiencing a robust and growing training market because fleets are active and new operators are entering the market. We expect the development of the Very Light Jet (VLJ) and Light Jet (LJ) segments to lead to opportunities for training and other services in the future.

New and emerging markets

Emerging markets such as Asia-Pacific and the Middle East continue to experience high growth in air traffic, strong economic growth and increased liberalization of air policy and bilateral air agreements. As a result, we expect these markets to drive the demand for FFSs and training centres.

Continued growth in revenue per passenger kilometre

Steady growth in air travel

We anticipate the modest, steady growth in passenger traffic that started in late calendar 2005 to continue over the next three years. We expect this to be slightly above the average annual growth of 5.2% from 1995 to 2005. This is barring any major developments such as excessive fuel prices, regional political instability, acts of terrorism or other world events.

Continued growth of low-cost airlines

The continued growth of low-cost airlines is also a major factor driving activity in the civil aviation market, and the demand for simulator products. In 2005, the top 25 low-cost carriers grew 23% in revenue per passenger kilometre.

Slower activity in mature markets

High fuel costs and intense domestic competition are affecting the performance of many commercial airlines in mature markets like North America and Europe. While capital spending may be limited, some airlines are expected to replace their fleets sooner with more fuel-efficient aircraft to manage operating costs and be more competitive.

Strong orders and new aircraft platforms

New aircraft platforms

Original equipment manufacturers are introducing new platforms, which will drive worldwide demand for simulators and training. The Boeing 787, Embraer 190, Embraer Phenom and the Eclipse VLJ are some recent examples.

     The introduction of new platforms will fuel the demand for new types of simulators. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities.

New aircraft orders

In the first nine months of calendar 2006, Airbus and Boeing received a total of 962 orders for new aircraft. Their strong delivery forecast will generate opportunities for CAE’s full portfolio of training products and services. It should be noted that deliveries of new model aircrafts are susceptible to program launch delays, which may impact CAE’s deliveries.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

The need for qualified pilots is growing

Worldwide demand is increasing

Growth in the civil aviation market is driving the demand for pilots worldwide, but it is also fuelling a pilot shortage. This is due mainly to aging demographics and fewer military pilots available for service. The shortage is more severe in emerging markets like India and China where air traffic is growing more quickly than in developed countries, and there is less infrastructure to meet the current and projected demand for pilots.

     This shortage creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand. On July 19, we launched CAE Global Academy, a new training alliance designed to address the global shortage of pilots.

New pilot certification process requires simulation-based training

The aviation industry is expected to adopt a new certification process for training pilots in late 2006. The International Civil Aviation Organization (ICAO) multi-crew pilot licence (MPL) requires more simulation-based training, which is expected to be positive for our business.

MILITARY MARKET

SIMULATION PRODUCTS/MILITARY (SP/M)

Designs, manufactures and supplies advanced military training equipment for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment and training systems for a variety of military aircraft, including fighter jets, helicopters and marine patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapons and military sensors. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the US services. We have also developed more training systems for the C-130 Hercules than any other company.

TRAINING & SERVICES/MILITARY (TS/M)

Supplies turnkey training and operations solutions, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

MARKET TRENDS AND OUTLOOK

While we expect defence budgets around the world to continue to grow modestly by 2 to 3% a year, we believe that our share of that spending will increase for the following reasons:

  Demand for products and services is growing
  The nature of warfare is changing.

Demand for products and services is growing

New aircraft platforms

One of our strategic priorities is to partner with manufacturers for the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, NH Industries launched the NH90 helicopter, and the launch of the AugustaWestland AW139 and EADS CASA C-295 will fuel the demand for new types of simulators.

Trend towards outsourcing

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively.

     For example, in the fourth quarter of fiscal 2006, we won an outsourcing contract to develop a turnkey training capability and five years of support services for the Royal Australian Air Force’s (RAAF) new A330 Multi-Role Tanker Transport (MRTT) aircraft, from prime contractor EADS CASA and the Commonwealth of Australia.

Greater use of simulation

More defence forces and governments are adopting simulation in training programs because of improved realism, significantly lower costs, less operational demands on aircraft, and lower risk compared to operating actual weapon systems platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

Extension and upgrade of existing weapon systems platforms

Original equipment manufacturers are extending the life of existing weapon systems platforms by introducing upgrades or adding new features, which increases the demand to upgrade simulators to meet the new standards. Some recent examples include contracts we won for the P-3C and the NATO Lynx helicopter (full-mission flight trainer) to match the upgrades to the actual helicopter. These contracts were awarded at the end of fiscal 2006.

The nature of warfare is changing

Demand for networking

The nature of warfare is changing. Allies are cooperating and creating joint and coalition forces, which is driving a demand for joint and networked training and operations. For example, last quarter we received a contract to upgrade USAF C-130J simulators to provide additional networking capabilities.

Growing acceptance of synthetic training

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, in the fourth quarter of fiscal 2006, we were awarded a contract with the United States Army to deliver a Synthetic Environment Core (SE-Core) Database Virtual Environment Development (DVED).

3.3 OUR VISION

Our vision is to be the world leader in simulation and modelling technologies and integrated training services for the civil aviation industry and defence forces around the world.

     We are ranked number one or two in most of our core businesses, but competition is intense and maintaining our technological leadership and cost effectiveness are key. We have been successful at changing the way we do business, strengthening our financial position and building a solid foundation for creating shareholder value in the future.

Our focus this quarter and for the rest of the year continues to be to position CAE for growth and to move ahead in achieving our vision. To do this, we have set six objectives for 2007:

  Complete the remaining elements of our restructuring plan
  Continue to strengthen relationships with customers and original equipment manufacturers
  Continue to improve our financial performance
  Continue to re-engage our employees around the world
  Maintain our technological leadership
  Target growth in our core markets.

Innovation for the future

Innovation is at the heart of our business and our success over many years, and is key to helping chart our future.

     A core group of people are exploring different opportunities to build on our key strengths and tap new, emerging and adjacent markets to invest in this year.

     Opportunities that build on our technology, leverage customer intimacy and capitalize on our knowledge of training and developing course curriculum are the main focus.

     In order to capitalize on our capabilities, we are currently exploring areas such as medical simulation, transportation and others, where we can use our capabilities to mitigate risks, guide decision-making and improve operational efficiencies.

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4	CONSOLIDATED RESULTS

4.1	RESULTS OF OUR OPERATIONS

SUMMARY OF CONSOLIDATED RESULTS

(amounts in millions, except per share amounts)		Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Revenue		$280.4	301.8	284.3	276.6	280.3
Earnings before interest and income taxes (EBIT)		$44.9	47.5	9.5	32.7	28.1
As a % of revenue	%	16.0	15.7	3.3	11.8	10.0
Interest expense, net		$1.2	3.0	0.9	6.1	4.4

Earnings from continuing operations (before taxes)		$43.7	44.5	8.6	26.6	23.7
Income tax expense (recovery)		$12.5	11.2	(6.2)	9.1	5.9

Earnings from continuing operations		$31.2	33.3	14.8	17.5	17.8
Results from discontinued operations		$(0.3)	(0.6)	(5.4)	0.1	(0.7)

Net earnings		$30.9	32.7	9.4	17.6	17.1
Basic and diluted EPS from continuing operations		$0.12	0.13	0.06	0.07	0.07
Basic and diluted EPS		$0.12	0.13	0.04	0.07	0.07

SUMMARY OF RESULTS EXCLUDING NON-RECURRING ITEMS

(amounts in millions, except per share amounts)		Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Earnings from continuing operations (before taxes)		$44.0	44.8	32.1	34.3	26.8
Net earnings from continuing operations		$31.1	31.3	23.2	23.7	20.0
Basic and diluted EPS from continuing operations		$0.12	0.12	0.09	0.09	0.08

REVENUE WAS 7% LOWER THAN LAST QUARTER AND STEADY YEAR OVER YEAR

Revenue was lower than last quarter mainly because of the SP/M segment, where revenue was $31.5 million lower. The lower revenue generated by this segment in the second quarter resulted from variability in revenue recognition on certain European programs and a different mix in some US programs.

Revenue was steady year over year mainly because:

  SP/C revenue was 51% or $28.4 million higher because of a high level of recent order intake and a shorter production cycle
  SP/M revenue was 32% or $30.1 million lower because of a different mix of contracts and, in particular, the lower revenue contributed by the NH90 helicopter program.

Year to date, revenue of $582.2 million was $35.9 million, or 7% higher than the first six months of fiscal 2006. You will find more details in Results by segment.

EBIT (1) WAS $2.6 MILLION LOWER THAN LAST QUARTER AND $16.8 MILLION HIGHER YEAR OVER YEAR

EBIT for this quarter was $44.9 million, or 16.0% of revenue. Not including the effect of non-recurring items, EBIT was $46.6 million, or 16.6% of revenue.

Compared to last quarter, EBIT was down by $2.6 million because of:

  Impact on margins of lower revenue in military segments
  Anticipated seasonality in our TS/C segment
  Release of claims payment of $4.4 million received last quarter related to the UK Armoured Vehicles Training Services (AVTS) program.

These items were partly offset by a $7.6 million improvement for SP/C and the $3.0 million decrease in restructuring expenses.

     Year over year, EBIT was up by $16.8 million or 60%, mainly because of better performance of the SP/C segment which increased its segment operating income by $15.2 million.

For the first six months of the year, EBIT was $92.4 million, $28.4 million or 44% higher than the same period last year. You will find more details in Reconciliation of non-recurring items and Results by segment.

NOTES

(1)	Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

NET INTEREST EXPENSE WAS $1.8 MILLION LOWER THAN LAST QUARTER AND $3.2 MILLION LOWER YEAR OVER YEAR

SUMMARY OF NET INTEREST EXPENSE VARIATION

				First six months
(amounts in millions)		Quarter-over-quarter	Year-over-year	F2007 vs. F2006

Net interest, comparative period		$3.0	$4.4	$9.2
+/-	interest on long-term debt	0.8	0.4	(1.9)
+/-	interest income	(1.7)	(1.5)	(1.4)
+/-	amortization of deferred financing charges and other	(0.3)	(1.4)	(1.7)
+/-	capitalized interest and other	(0.6)	(0.7)	–

Net interest, current period		$1.2	$1.2	$4.2

Interest on long-term debt

Interest on long-term debt for the first six months of the year was 18% lower than a year ago mainly because of lower debt levels. This was the result of three things:

  We repaid the Amsterdam asset-backed financing at the end of the third quarter of fiscal 2006.
  We repaid the $20 million senior note tranche in June 2005.
  We reduced our use of the revolving credit facility by approximately half.

     Interest on long-term debt was higher year over year and quarter over quarter because of higher debt levels from the Brazil and China training centres and the NH90 project in Helicopter Flight Training Services (HFTS).

Interest income

Interest income was higher in all three comparative periods mainly because of the accretion of discounts on notes receivable owed to us by the acquirer of one of our discontinued operations. These notes were fully repaid this quarter.

The increase quarter over quarter was also because of more cash on hand.

Amortization of deferred financing and other charges

Amortization of deferred financing charges was lower in the first six months and year over year mainly because:

  We wrote off the unamortized deferred financing charge related to our previous revolving credit facility in the second quarter of fiscal 2006
  Amortization of new deferred costs from the renegotiated credit facility was lower.

     These were lower quarter over quarter because we used the revolving credit facility this quarter for borrowing and letters of credit, which reduced standby fees.

Capitalized interest

Capitalized interest on the net interest expense was higher year over year and quarter over quarter mainly because of:

  Higher debt levels related to the NH90 build out in HFTS
  A higher interest charge as the corporate cost for borrowing increased.

EFFECTIVE INCOME TAX RATE IS HIGHER

Income taxes this quarter were $12.5 million, representing an effective tax rate of 29% compared to 25% for last quarter and 25% for the second quarter of fiscal 2006. Income taxes for the first six months were $23.7 million, representing an effective tax rate of 27%, compared to 30% for the same period last year.

The tax rate was lower in the first quarter and for the first six months for two reasons:

  We reduced the valuation allowance on net operating losses in the UK, which allowed us to recognize a cumulative $1.8 million in tax assets (net of a $0.2 million reversal this quarter).
  The statutory Canadian tax rate was lowered during the period.

The tax rate for the second quarter of fiscal 2006 was lower because of changes in the mix of income from various jurisdictions for tax purposes. Before non-recurring items, income tax expense would have been:

  $12.9 million this quarter, representing an effective tax rate of 29%
  $13.5 million for the first quarter, representing an effective tax rate of 30%
  $6.8 million for the second quarter last year, representing an effective tax rate of 25%
  $18.8 million for the first six months last year, representing an effective tax rate of 32%.

We expect the effective income tax rate for fiscal 2007 to be approximately 31% (not including the effect of non-recurring items). You will find more details in Reconciliation of non-recurring items.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

RESULTS FROM DISCONTINUED OPERATIONS

We recorded the following adjustments to earnings from discontinued operations this quarter:

  $0.2 million net loss representing an additional adjustment related to the net working capital of Marine Controls
  $0.2 million net loss from the sale of some long-term assets held for sale
  $0.1 million net gain of additional adjustments related to the net working capital of Cleaning Technologies.

     On February 3, 2005, the Company completed, with L-3 Communications Corporation (L-3), the sale of the substantial components of its Marine Controls segment for a cash consideration of $238.6 million. This amount was subject to the approval by L-3 of the net working capital of the Marine Controls segment. The parties have completed the discussions regarding the net working capital in the second quarter and L-3 was paid for the difference in the net working capital. Furthermore, the Company received from this buyer notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA), including in respect of allegations that the Company was in breach of certain representations and warranties in the SPA. At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. The Company intends to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

4.2 EARNINGS BEFORE NON-RECURRING ITEMS

The table below shows how certain non-recurring items have affected our results in each of the reporting periods. We consider an item to be non-recurring when it is outside the normal course of business, either because it appears infrequently, is unusual or does not represent a normal business trend.

     We believe this supplemental information is a useful indication of our performance before these non-recurring items. It is important, however, not to confuse this information with, or use it as an alternative for, net earnings calculated according to GAAP as an indicator of performance.

RECONCILIATION OF NON-RECURRING ITEMS

(amounts in millions, except per share amounts)		Q2-2007			Q1-2007			Q2-2006

	before	after	per	before	after	per	before	after	per
	tax	tax	share	tax	tax	share	tax	tax	share

Earnings from continuing operations	$43.7	$31.2	$0.12	$44.5	$33.3	$0.13	$23.7	$17.8	$0.07
Restructuring plan
- restructuring charge	0.2	0.1	–	0.2	0.1	–	1.6	1.2	0.01
- other costs associated with
the restructuring plan	1.5	1.0	0.01	4.5	3.0	0.01	0.4	0.3	–
Early payment on notes receivable	(1.4)	(1.4)	(0.01)	–	–	–	–	–	–
Release of claims payment	–	–	–	(4.4)	(3.1)	(0.01)	–	–	–
Write-down of unamortized
deferred financing costs	–	–	–	–	–	–	1.1	0.7	–
Tax recoveries	–	0.2	–	–	(2.0)	(0.01)	–	–	–

Earnings from continuing operations
before non-recurring items
(non-GAAP measure)	$44.0	$31.1	$0.12	$44.8	$31.3	$0.12	$26.8	$20.0	$0.08

RESTRUCTURING PLAN

We incurred $1.7 million in costs this quarter that were mostly related to:

  Continuing the redeployment of assets in the TS/C segment
  Implementation of our ERP system.

In the coming months, other simulators will be relocated to Spain, Brazil and the North-East Training centres.

     The expansion and conversion of our Burgess Hill (UK) facility from a military operation to mainly a civil operation is well underway. The expanded facility includes eight FFS bays. We expect the work to be completed during the fall of 2006.

     We have moved forward with our Spanish partner, Iberia Lineas Aereas de España S.A. (Iberia), on our consolidation plan. The Alcala training centre will be closed once the expansion of the Barajas training centre is completed and all FFSs have been redeployed. We expect the Barajas training centre expansion to be fully operational by the end of fiscal 2007.

Our redeployment strategy will be complete once the North-East Training centre becomes operational.

     During the rest of fiscal 2007, we will continue to incur some additional costs to re-engineer business processes as we implement our ERP system.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

EARLY REPAYMENT OF NOTES RECEIVABLE

We received an early payment, in full, of secured subordinated promissory long-term notes receivable previously recorded in other assets. The amount was part of the consideration for our sale in 2002 of Ultrasonics and Ransohoff. We recognized $1.4 million in interest revenue this quarter as a result of the repayment, because of the accretion of discounts on the long-term notes receivable.

LICENCE AND RELEASE OF CLAIMS PAYMENT – LANDMARK CONSORTIUM

As a member of the Landmark Consortium (formed to pursue the AVTS project), we licensed the use of our intellectual property in relation to the AVTS project to the UK Ministry of Defence (the Authority) last quarter. The contract also provides for a release by all Landmark Consortium members of all claims and potential claims they might make against the Authority relating to the change in the approach to procurement for the AVTS program. CAE’s share of the contract is valued at £4.2 million ($8.8 million).

     We received the payment last quarter. Of this, we recorded £2.1 million ($4.4 million) as a non-recurring item because it was related to the release of claims. We recorded the remaining £2.1 million ($4.4 million), which related to a licence of intellectual property, in the corresponding Military segments.

WRITE-DOWN OF DEFERRED FINANCING COSTS

Following the closing of the new credit facility on July 7, 2005, we wrote down unamortized deferred financing costs of $1.1 million that were associated with our previous credit facility.

TAX RECOVERIES

We consider the following tax recoveries to be non-recurring because they were not part of our day-to-day operations:

  We reduced the valuation allowance on net operating losses in the UK, which allowed us to recognize a cumulative $1.8 million in tax assets (net of a $0.2 million reversal this quarter).
  We reduced the valuation allowance on our net operating losses in the US, along with other recoveries, which allowed us to recognize $9.0 million in tax assets during the fourth quarter of last year.

4.3 CONSOLIDATED ORDERS AND BACKLOG

Backlog is a non-GAAP measure that tells us the full value of orders we have received but have not yet delivered.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order.
  Military contracts are usually long-term but must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized and received financing for it.
  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.
CHANGE IN BACKLOG

	Three months ended	Six months ended
(amounts in millions)	September 30, 2006	September 30, 2006

Backlog, beginning of period	$2,433.2	$2,460.0
+ orders this quarter	421.1	717.8
- revenue this quarter	(280.4)	(582.2)
+/- adjustments (mainly FX)	10.1	(11.6)

Backlog, end of period	$2,584.0	$2,584.0

The book-to-sales ratio for the quarter was 1.5x. The ratio for the last 12 months was 1.2x.
You will find more detail in Results by segment, below.

4.4 GOVERNMENT COST SHARING

During the second quarter of fiscal 2007, the Company signed an agreement with the Government of Québec, which will participate in the Phoenix research and development project. The Québec government’s support will take the form of a $31.5 million contribution over six years, repayable by royalties. Investissement Québec will handle the contribution. The contribution will be repayable, based on consolidated revenues, starting in fiscal 2012 and ending in fiscal 2030, or earlier should a predetermined royalty level which exceeds the amount of maximum contributions be reached. The government contribution recognized by the Company in its second quarter of fiscal 2007 related to this agreement signed with the Government is based on costs incurred starting in June 2005.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

5 RESULTS BY SEGMENT

We manage our business and report our results in four segments:
Civil segments:

  Simulation Products/Civil (SP/C)
  Training & Services/Civil (TS/C)

Military segments:

  Simulation Products/Military (SP/M)
  Training & Services/Military (TS/M)

     The SP/C and SP/M segments operate as an integrated organization that shares substantially all engineering, development, global procurement, program management and manufacturing functions.

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost.

     If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

KEY PERFORMANCE INDICATORS
SEGMENT OPERATING INCOME

(amounts in millions)		Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Civil segments
Simulation Products/Civil		$18.6	11.0	9.3	10.4	3.4
	%	22.1	14.8	11.9	16.5	6.1
Training & Services/Civil		$11.3	18.4	15.1	14.3	11.6
	%	14.4	22.0	18.6	18.3	14.6

Military segments
Simulation Products/Military		$7.4	11.2	6.9	6.3	9.7
	%	11.5	11.7	8.9	7.6	10.3
Training & Services/Military		$9.3	11.6	3.3	8.4	5.4
	%	17.4	24.1	6.9	15.9	10.7

Total segment operating income		$46.6	52.2	34.6	39.4	30.1
Other income (expenses)		$(1.7)	(4.7)	(25.1)	(6.7)	(2.0)

EBIT		$44.9	47.5	9.5	32.7	28.1

     We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of things not specifically related to its performance.

CAPITAL EMPLOYED

(amounts in millions)	Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Civil segments
Simulation Products/Civil	$(13.6)	(19.0)	(37.7)	(16.8)	(6.4)
Training & Services/Civil	$639.6	618.7	614.9	610.3	559.8

Military segments
Simulation Products/Military	$57.7	48.0	49.3	61.7	98.0
Training & Services/Military	$129.2	119.2	111.5	93.0	105.8

	$812.9	766.9	738.0	748.2	757.2

     We use capital employed to understand how much we are investing in our business. We calculate it by taking each segment’s total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtracting total liabilities (not including tax accounts, long-term debt and its current portion, or other non-operating liabilities).

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

5.1 CIVIL SEGMENTS
SIMULATION PRODUCTS/CIVIL
SP/C was awarded the following contracts this quarter:

  Two A380 FFSs to Federal Express (FedEx)
  One B737NG FFS to Continental Airlines
  One A320 FFS to Lufthansa Flight Training (LFT)
  One B747 FFS to United Parcel Service (UPS)
  One A320 FFS to Clark Institute
  Five B737NG FFSs to Ryanair to be delivered from fiscal 2009 to 2013.

     The total FFS order intake this quarter was 11. Following the end of the quarter, on November 7, 2006, FedEx cancelled its order for A380 aircraft from Airbus.

FINANCIAL RESULTS

(amounts in millions, except operating margins)		Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Revenue		$84.2	74.2	78.0	63.0	55.8
Segment operating income		$18.6	11.0	9.3	10.4	3.4
Operating margins	%	22.1	14.8	11.9	16.5	6.1
Amortization & depreciation		$2.1	2.1	2.2	1.7	5.3
Capital expenditures		$3.5	8.2	2.5	2.0	1.0
Capital employed		$(13.6)	(19.0)	(37.7)	(16.8)	(6.4)
Backlog		$313.2	297.5	284.4	312.3	280.3

REVENUE UP BY 13% FROM LAST QUARTER AND BY 51% YEAR OVER YEAR

The increase in revenue over last quarter and year over year was the result of a high level of recent orders, combined with a shorter production cycle.

Year to date, revenue of $158.4 million was $42.4 million or 37% higher than the same period last year.

SEGMENT OPERATING INCOME UP BY 69% FROM LAST QUARTER AND BY 447% YEAR OVER YEAR

The increase in segment operating income over last quarter and year over year was from higher revenue and higher operating margins. SP/C had higher than average operating margins in the second quarter because:

  Investissement Québec made a contribution to Project Phoenix, our research and development project, for costs incurred since June 2005.
  Of higher than usual deliveries and a favourable mix of programs.

     An unusual proportion of cost saving opportunities related to the first half of the year were realized in the second quarter. Segment operating income for the first six months of the year was $29.6 million for an average margin of 18.7%, $19.1 million higher than the same period last year.

CAPITAL EMPLOYED INCREASED OVER LAST QUARTER
The increase in capital employed was mainly from higher working capital accounts.
BACKLOG UP BY 5% OVER LAST QUARTER
BACKLOG CONTINUITY SCHEDULE

(amounts in millions)	Three months ended September 30, 2006	Six months ended September 30, 2006

Backlog, beginning of period	$297.5	$284.4
+ orders for the period	99.6	186.6
- revenue for the period	(84.2)	(158.4)
+/- adjustments (mainly FX)	0.3	0.6

Backlog, end of period	$313.2	$313.2

This quarter’s book-to-sales ratio was 1.2x. The ratio for the last 12 months was 1.1x.

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TRAINING & SERVICES/CIVIL
TS/C was awarded more than $100 million in contracts this quarter:

  Launch of CAE Global Academy, a new training alliance designed to address the global shortage of pilots. CAE Global Academy is a network of flight training organizations that offers training for a commercial pilot’s licence, and a clear path to a specific type-rating and ultimately to a career as an airline pilot.
  Approval by Dassault of CAE’s Falcon 2000EX EASy maintenance training course and certification of the course. CAE is to provide instructors according to the standards in the Dassault Falcon Training Policy Manual (FTPM). CAE is now the only approved maintenance training provider for Dassault’s Falcon 50, 50EX, 2000, 2000EX and 2000EX EASy aircraft, and will soon be the only approved pilot and maintenance training provider for the new Falcon 7X aircraft.
  Signature of a four-year training contract extension with Flight Options, valued at approximately US$30 million (C$33 million). CAE will continue to be the exclusive provider of all Flight Options pilot training through 2010.
  A series of contracts valued at more than C$10 million for the provision of pilot training for new customers at the Dubai training centre.
FINANCIAL RESULTS

(amounts in millions, except operating margins)		Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Revenue		$78.4	83.7	81.1	78.0	79.4
Segment operating income		$11.3	18.4	15.1	14.3	11.6
Operating margins	%	14.4	22.0	18.6	18.3	14.6
Amortization & depreciation		$10.7	10.6	10.7	11.8	10.3
Capital expenditures		$30.1	17.8	21.3	41.0	14.3
Capital employed		$639.6	618.7	614.9	610.3	559.8
Backlog		$842.9	817.6	809.0	805.2	830.4
RSEU (2)		99	98	95	100	99
FFSs deployed		110	110	109	108	108

REVENUE FOR THE QUARTER TOTALLED $78.4 MILLION, STEADY YEAR OVER YEAR

Revenue in the TS/C segment was $78.4 million, compared to $83.7 million last quarter and $79.4 million for the same period last year. The 6% decrease from last quarter was mainly due to seasonality and some disruption from the recent restructuring. We experienced increased activity at our training centres compared to last year because of the strengthening aerospace industry and demand for training that is stronger than overall historical levels. Increased volume, however, was offset by the appreciation of the Canadian dollar against the Euro and the US dollar over the same period.

     Year to date, revenue was $162.1 million, which is in line with our results for the same period last year. This performance was achieved despite an 8% appreciation of the Canadian dollar against the US dollar, and a 6.5% increase against the Euro, which reduced revenue by approximately $12 million.

SEGMENT OPERATING INCOME DOWN 3% FROM LAST YEAR

Segment operating income was $11.3 million (14.4% of revenue), compared to $18.4 million (22.0% of revenue) in the first quarter and $11.6 million (14.6% of revenue) last year. Given the high degree of operating leverage inherent to the training segment, the seasonally lower revenue in the second quarter caused segment operating income to decrease by $7.1 million from last quarter. While the segment’s operating margin percentage is relatively unaffected by foreign exchange movements, the appreciation of the Canadian dollar year over year reduced the translation value of the segment’s operating income.

     Segment operating income for the first half of fiscal 2007 was $29.7 million, compared with $28.5 million for the same period last year, driven by a similar level of revenue.

     We are nearing the conclusion of our simulator redeployment activities with 10 remaining to be moved to their new locations over the balance of the fiscal year. In all 28 FFS (nearly 1/3 of the installed base) will have been moved as part of the restructuring plan. Some disruption is normally expected as relocated simulators ramp back up to capacity.

NOTES

(2)	Revenue simulator equivalent unit (RSEU) is a non-GAAP measure that shows us the sum of the FFSs that were available to generate revenue during the period. For example, with the 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as RSEUs. If an FFS is being powered down and relocated, it will not be included until the FFS is re-installed and available to generate revenue as an RSEU.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

CAPITAL EXPENDITURES AT $30.1 MILLION THIS QUARTER

Capital expenditures were higher this quarter mostly because of the ongoing investment in the Dassault Falcon 7X training program, our expansion and conversion of the Burgess Hill (UK) training centre and new simulators that will be added to our network in fiscal 2007 and 2008.

BACKLOG UP BY 3% OVER LAST QUARTER
BACKLOG CONTINUITY SCHEDULE

Three months ended September 30, 2006		Six months ended September 30, 2006
(amounts in millions)

Backlog, beginning of period	$817.6	$809.0
+ orders for the period	103.1	214.0
- revenue for the period	(78.4)	(162.1)
+/- adjustments (mainly FX)	0.6	(18.0)

Backlog, end of period	$842.9	$842.9

This quarter’s book-to-sales ratio was 1.3x. The ratio for the last 12 months was 1.1x.

5.2 MILITARY SEGMENTS
SIMULATION PRODUCTS/MILITARY
SP/M was awarded $206.7 million of orders this quarter:

  One MH-60R and one SH-60B Tactical Operational Flight Trainer (TOFT) for the US Navy
  One AW139 helicopter flight simulator for AgustaWestland
  One E-6B Operational Flight Trainer (OFT) to be used by the US Navy
  A range of upgrades to the CAE-built UK Royal Navy’s EH101 Merlin Training System
  The design and development of upgrades and new training devices for the US Air Force C-130 Avionics Modernization Program (AMP)
  Thirty-six Warrior Gunnery Turret Trainers for the British Army.
FINANCIAL RESULTS

(amounts in millions, except operating margins)		Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Revenue		$64.3	95.8	77.5	82.8	94.4
Segment operating income		$7.4	11.2	6.9	6.3	9.7
Operating margins	%	11.5	11.7	8.9	7.6	10.3
Amortization & depreciation		$2.3	2.2	5.9	3.1	3.0
Capital expenditures		$0.9	1.3	3.0	1.1	1.6
Capital employed		$57.7	48.0	49.3	61.7	98.0
Backlog		$626.3	475.2	540.5	453.0	493.1

REVENUE DOWN BY 33% OVER LAST QUARTER AND BY 32% YEAR OVER YEAR The decrease over last quarter was mainly because of:

  Lower activity on the German NH90 equipment program, where we reached important milestones during the first quarter
  Lower revenue on some US programs due to a different program mix.

The decrease year over year was mainly because of:

  Lower activity on the German NH90 equipment program, where we reached important milestones during the second quarter of last year
  Exceptionally high activity in the second quarter of last year on some North American programs resulting from the recovery of past delays
  The appreciation of the Canadian dollar against the Euro and the US dollar.

Year to date, revenue of $160.1 million was 4% or $7.0 million lower than the same period last year.

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SEGMENT OPERATING INCOME DOWN BY 34% OVER LAST QUARTER AND BY 24% YEAR OVER YEAR

Operating margins remain strong at 11.5% of revenue. However, the decrease over last quarter was mainly driven by lower revenue, as explained above.

The decrease year over year was from lower revenue, as explained above.

     The decreases quarter over quarter and year over year were partly offset by Investissement Québec’s contribution to Project Phoenix for costs incurred since June 2005.

Segment operating income for the first six months of the year was $18.6 million, $4.1 million or 28% higher than the same period last year.

CAPITAL EMPLOYED INCREASED OVER LAST QUARTER

The increase this quarter was mainly because of lower accounts payable and accrued liabilities.

BACKLOG UP BY 32% OVER LAST QUARTER
BACKLOG CONTINUITY SCHEDULE

	Three months ended September 30, 2006	Six months ended September 30, 2006
(amounts in millions)

Backlog, beginning of period	$475.2	$540.5
+ orders for the period	206.7	243.1
- revenue for the period	(64.3)	(160.1)
+/- adjustments (mainly FX)	8.7	2.8

Backlog, end of period	$626.3	$626.3

This quarter’s book-to-sales ratio was 3.2x, reflecting variability of order inflow in this segment. The ratio for the last 12 months was 1.4x.

TRAINING & SERVICES/MILITARY
TS/M was awarded the following contracts this quarter:
• Maintenance and support services for the UK Royal Navy’s EH101 Merlin Training System
• Logistic support services for the British Army’s Warrior Gunnery Turret Trainers.
FINANCIAL RESULTS

(amounts in millions, except operating margins)		Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Revenue		$53.5	48.1	47.7	52.8	50.7
Segment operating income		$9.3	11.6	3.3	8.4	5.4
Operating margins	%	17.4	24.1	6.9	15.9	10.7
Amortization & depreciation		$1.8	1.5	1.6	1.6	1.9
Capital expenditures		$6.4	13.4	15.5	1.5	7.4
Capital employed		$129.2	119.2	111.5	93.0	105.8
Backlog		$801.6	842.9	826.1	797.8	829.4

REVENUE UP BY 11% OVER LAST QUARTER AND BY 6% YEAR OVER YEAR

The increase in revenue over last quarter and year over year was mainly from more activity on the CF-18 support contract in Canada and more training activity at the C130 training centre in Tampa, Florida in the U.S.

The increase year over year was partly offset by the appreciation of the Canadian dollar against the euro and the US dollar. Year to date, revenue was $101.6 million, $1.6 million or 2% higher than the same period last year.

SEGMENT OPERATING INCOME DOWN BY 20% OVER LAST QUARTER BUT UP BY 72% YEAR OVER YEAR

The decrease from last quarter was because we received a non-recurring payment in the first quarter of $4.4 million for the release of claims on the UK Government relating to the AVTS project, which made segment operating income exceptionally high. Excluding this payment, segment operating income for the second quarter would have been $2.1 million or 29% higher than last quarter.

     The increases quarter over quarter and year over year were mainly from higher revenue. TS/M’s high operating margins this quarter also included annual labour rate adjustments related to US military contracts, combined with TPC government contribution for service-related research and development work.

Segment operating income for the first six months of the year was $20.9 million, $13.5 million or 182% higher than the same period last year.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

CAPITAL EMPLOYED INCREASED OVER LAST QUARTER

The increase this quarter was mainly because we invested capital to build training centres for the NH90 training program in Germany and the Rotorsim training centre in Italy.

BACKLOG DOWN BY 5% OVER LAST QUARTER
BACKLOG CONTINUITY SCHEDULE

	Three months ended September 30, 2006	Six months ended September 30, 2006
(amounts in millions)

Backlog, beginning of period	$842.9	$826.1
+ orders for the period	11.7	74.1
- revenue for the period	(53.5)	(101.6)
+/- adjustments (mainly FX)	0.5	3.0

Backlog, end of period	$801.6	$801.6

This quarter’s book-to-sales ratio was 0.2x. TS/M’s order intake is typically higher in the second half of the year when most service contracts are renewed. The ratio for the last 12 months was 1.0x.
Combined military book-to-sales ratio for the quarter was 1.9x, and 1.2x on a trailing 12-month basis.
6 CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
CONSOLIDATED CASH MOVEMENTS

	Three months ended		Six months ended
		September 30		September 30
(amounts in millions)	2006	2005	2006	2005

Cash provided by continuing operating activities*	$59.6	$45.6	$118.7	$76.4
Changes in non-cash working capital	(16.0)	8.2	(43.1)	(0.8)

Net cash provided by continuing operations	$43.6	$53.8	$75.6	$75.6
Capital expenditures	(40.9)	(24.3)	(81.6)	(42.2)
Other capitalized costs	3.6	(8.8)	(1.1)	(12.4)
Cash dividends	(2.5)	(2.4)	(4.9)	(4.8)
Non-recourse financing	6.9	14.9	17.2	14.9

Free cash flow	$10.7	$33.2	$5.2	$31.1
Other cash movements, net	1.3	2.4	3.3	6.6
Proceeds of disposal of discontinued operations	(6.6)	–	(6.6)	–
Non-recourse financing	(6.9)	(14.9)	(17.2)	(14.9)
Effect of foreign exchange rate changes
on cash and cash equivalents	(0.1)	(4.7)	(1.9)	(6.5)

Net (decrease) increase in cash before proceeds
and repayment of long-term debt	$(1.6)	$16.0	$(17.2)	$16.3

* before changes in non-cash working capital

FREE CASH FLOW(3) UP $16.2 MILLION FROM LAST QUARTER AND DOWN $22.5 MILLION YEAR OVER YEAR The increase over last quarter was mainly attributable to:

  Net cash from continuing operations up $11.6 million from last quarter caused by reduced investment in non-cash working capital
  $7.9 million received as an early payment of notes receivable reflected in other capitalized costs.

NOTES

(3)	Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting capital expenditures (including capitalized

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

costs) and dividends paid, and then adding the proceeds from sales and leaseback and other asset-specific financing. Dividends are deducted in the calculation of the free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

The decrease over last year was mainly due to:

  Net cash from continuing operations down by $10.2 million caused by higher investment in non-cash working capital of $24.2 million partly offset by an increase of $14.0 million in earnings from continuing operations.
  An increase in capital expenditures together with a reduction in non-recourse financing on property, plant and equipment totalling $24.6 million of decrease in free cash flow.
  The favourable impact of $7.9 million received as an early payment of notes receivable reflecting in other capitalized costs.

     Year to date, net cash from continuing operations of $75.6 million was in line with the same period last year. Free cash flow was $25.9 million lower as explained above.

CAPITAL EXPENDITURES AND OTHER CAPITALIZED COSTS INCREASED BY $4.2 MILLION YEAR OVER YEAR Growth capital expenditures this quarter were $35.0 million for:

  The ongoing investment in the Dassault Falcon 7X program
  An increase in capital spending related to the German NH90 helicopter program
  Other capital expenditures related to growth.

Maintenance capital expenditures were $5.9 million this quarter.

     We received $6.9 million in non-recourse financing this quarter related to the NH90 program and a TS/C joint venture. The $14.9 million received last year relates solely to the NH90 program.

Year to date, capital expenditures were $64.8 million for growth and $16.8 million for maintenance.

NET REDUCTION OF $6.6 MILLION TO PROCEEDS OF DISPOSAL OF DISCONTINUED OPERATIONS

These proceeds are composed of a cash payment to L-3 in the amount of $10.2 million for the net working capital adjustment of the Marine Controls segment, partly offset by a cash receipt of $3.6 million from the sale of assets held for sale.

7 CONSOLIDATED FINANCIAL POSITION
	As at September 30 2006	As at June 30 2006	As at March 31 2006
(amounts in millions)

Use of capital
Non-cash working capital	$(15.9)	$(50.8)	$(74.5)
Property, plant and equipment, net	880.5	854.9	839.3
Other long-term assets	306.5	323.4	329.7
Net assets held for sale (current and long-term)	1.9	5.8	5.9
Other long-term liabilities	(245.6)	(238.8)	(234.9)

Total capital employed	$927.4	$894.5	$865.5

Source of capital
Net debt	$199.7	$198.3	$190.2
Shareholders’ equity	727.7	696.2	675.3

Source of capital	$927.4	$894.5	$865.5

CAPITAL EMPLOYED INCREASED 4% THIS QUARTER

The increase was mainly the result of higher non-cash working capital.

     Capital employed is a non-GAAP measure we use to monitor how much we are investing in our business. We measure it from two perspectives:

Capital used

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long- term debt and its current portion).
  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion, or other non-operating liabilities).

Sources of capital

We add net debt to total shareholders’ equity to understand where our capital is coming from.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

NON-CASH WORKING CAPITAL INCREASED 69% THIS QUARTER

The increase was mainly from higher accounts receivable and a payable reduction resulting from a $10.2 million payment to L-3 for the net working capital adjustment required pursuant to the Sale and Purchase Agreement in respect of the Marine Controls segment. These were reduced by higher deposits on contracts.

     Non-cash working capital is a non-GAAP measure we use to monitor how much money we have tied up in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held for sale).

NET PROPERTY, PLANT AND EQUIPMENT UP 5% SINCE THE BEGINNING OF THE FISCAL YEAR

The increase was for $81.6 million in new capital expenditures. This was reduced slightly by normal depreciation and the effects of foreign exchange.

NET DEBT UP BY 5% SINCE THE BEGINNING OF THE FISCAL YEAR

This was mainly the result of a $17.2 million net decrease in cash, before repayment of long-term debt. The amount was reduced slightly by the stronger Canadian dollar relative to our foreign denominated debt.

     Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

CHANGE IN NET DEBT

Three months ended September 30, 2006		Six months ended September 30, 2006
(amounts in millions)

Net debt, beginning of period	$198.3	$190.2
+ impact of cash movements on net debt (see table in the cash movements section)	1.6	17.2
- effect of foreign exchange rate changes on long-term debt	(0.2)	(7.7)

+ increase in net debt during the period	1.4	9.5

Net debt, end of period	$199.7	$199.7

8 SUBSEQUENT EVENT

On October 4, 2006, the Company completed the transfer of cash and assets with an estimate fair market value of $87.3 million to the Emirates-CAE Flight Training Center (ECFT) as its contribution to the joint venture company. Emirates, our joint venture partner, made an equivalent contribution to ECFT. Emirates and the Company will share equally in the management of the operating, financing and investing activities of ECFT as well as its profits, losses and dividends.

9 SYSTEMS, PROCEDURES AND CONTROLS

As part of our restructuring plan, we are implementing an ERP system to improve transparency, accountability and information flow. The project has three major phases with implementation taking place globally over three to five years.

The first phase consists of implementing a new ERP system for most of the TS/C sites. This was successfully completed on August 21, 2006. We are now preparing a detailed plan for the second phase that will incorporate learning from phase I.

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	C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S
CONSOLIDATED BALANCE SHEETS
(Unaudited)	As at	As at
(amounts in millions of Canadian dollars)	September 30, 2006	March 31, 2006

Assets
Current assets
Cash and cash equivalents	$110.8	$81.1
Accounts receivable	318.1	260.3
Inventories	99.4	93.2
Prepaid expenses	27.2	25.2
Income taxes recoverable	91.4	75.7
Future income taxes	7.1	5.7

	654.0	541.2
Property, plant and equipment, net	880.5	839.3
Future income taxes	73.0	78.2
Intangible assets	24.8	23.3
Goodwill	89.1	92.0
Other assets	119.6	136.2
Long-term assets held for sale (Note 2)	1.9	5.9

	$1,842.9	$1,716.1

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$365.4	$373.7
Deposits on contracts	177.7	146.4
Current portion of long-term debt	36.3	10.4
Future income taxes	16.0	14.5

	595.4	545.0
Long-term debt	274.2	260.9
Deferred gains and other long-term liabilities	202.3	206.5
Future income taxes	43.3	28.4

	1,115.2	1,040.8

Shareholders’ Equity
Capital stock (Note 4)	393.7	389.0
Contributed surplus	5.5	5.8
Retained earnings	454.3	395.7
Cumulative translation adjustment	(125.8)	(115.2)

	727.7	675.3

	$1,842.9	$1,716.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

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C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S
CONSOLIDATED STATEMENTS OF EARNINGS
	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions of Canadian dollars, except per share amounts)	2006	2005	2006	2005

Revenue	$280.4	$280.3	$582.2	$546.3

Earnings before interest and income taxes (Note 9)	$44.9	$28.1	$92.4	$64.0
Interest expense, net (Note 3)	1.2	4.4	4.2	9.2

Earnings before income taxes	$43.7	$23.7	$88.2	$54.8
Income tax expense	12.5	5.9	23.7	16.2

Earnings from continuing operations	$31.2	$17.8	$64.5	$38.6
Results of discontinued operations (Note 2)	(0.3)	(0.7)	(0.9)	(0.7)

Net earnings	$30.9	$17.1	$63.6	$37.9

Basic and diluted earnings per share from continuing operations	$0.12	$0.07	$0.26	$0.15

Basic and diluted earnings per share	$0.12	$0.07	$0.25	$0.15

Weighted average number of shares outstanding (Basic)	251.0	249.8	250.9	249.3

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions of Canadian dollars)	2006	2005	2006	2005

Retained earnings at beginning of period	$425.9	$359.1	$395.7	$340.8
Net earnings	30.9	17.1	63.6	37.9
Dividends	(2.5)	(2.5)	(5.0)	(5.0)

Retained earnings at end of period	$454.3	$373.7	$454.3	$373.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENTS OF CASH FLOW
	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions of Canadian dollars)	2006	2005	2006	2005

Operating activities
Net earnings	$30.9	$17.1	$63.6	$37.9
Results of discontinued operations (Note 2)	0.3	0.7	0.9	0.7

Earnings from continuing operations	31.2	17.8	64.5	38.6
Adjustments to reconcile earnings to
cash flows from operating activities:
Depreciation	13.3	12.9	26.1	26.0
Amortization of deferred financing costs	0.2	1.3	0.4	1.7
Amortization of intangible and other assets	3.6	7.6	7.2	10.8
Future income taxes	6.5	6.3	12.8	(4.7)
Investment tax credits	(1.6)	(2.9)	(4.1)	(2.7)
Stock-based compensation plans	0.8	0.6	1.6	1.1
Other	5.6	2.0	10.2	5.6
Changes in non-cash working capital (Note 7)	(16.0)	8.2	(43.1)	(0.8)

Net cash provided by continuing operating activities	43.6	53.8	75.6	75.6
Net cash (used in) provided by discontinued operating activities	–	(0.1)	–	2.1

Net cash provided by operating activities	43.6	53.7	75.6	77.7

Investing activities
Business acquisitions (net of cash and cash equivalents acquired)	–	–	–	2.6
Proceeds from disposal of discontinued operations (Note 7)	(6.6)	–	(6.6)	–
Capital expenditures	(40.9)	(24.3)	(81.6)	(42.2)
Deferred development costs	(0.2)	–	(0.2)	–
Deferred pre-operating costs	–	0.1	(0.1)	(0.3)
Other assets	3.8	(8.9)	(0.8)	(12.1)

Net cash used in continuing investing activities	(43.9)	(33.1)	(89.3)	(52.0)
Net cash used in discontinued investing activities	–	(6.1)	–	(7.2)

Net cash used in investing activities	(43.9)	(39.2)	(89.3)	(59.2)

Financing activities
Net borrowing under revolving unsecured credit facilities	30.0	(8.7)	30.0	3.9
Proceeds from long-term debt	14.1	21.0	24.5	21.2
Reimbursement of long-term debt	(4.0)	(4.3)	(7.6)	(28.7)
Dividends paid	(2.5)	(2.4)	(4.9)	(4.8)
Common stock issuance	1.6	2.9	2.7	5.0
Other	(0.3)	(0.5)	0.6	(1.0)

Net cash provided by (used in) continuing financing activities	38.9	8.0	45.3	(4.4)
Net cash provided by discontinued financing activities	–	0.4	–	1.2

Net cash provided by (used in) financing activities	38.9	8.4	45.3	(3.2)

Effect of foreign exchange rate changes
on cash and cash equivalents	(0.1)	(5.2)	(1.9)	(7.0)

Net increase in cash and cash equivalents	38.5	17.7	29.7	8.3
Cash and cash equivalents at beginning of period	72.3	52.1	81.1	61.5

Cash and cash equivalents at end of period	$110.8	$69.8	$110.8	$69.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

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N O T E S T O C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATION

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil — Designs, manufactures and supplies civil flight simulators, training devices and visual systems.

(ii)	Simulation Products/Military — Designs, manufactures and supplies advanced military training products for air, land and sea applications.

(iii)	Training & Services/Civil — Provides business and commercial aviation training and related services.

(iv)	Training & Services/Military — Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modeling and simulation solutions.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

These interim unaudited consolidated financial statements have been prepared, in all material respects, in accordance with generally accepted accounting principles (GAAP) in Canada as defined by the Canadian Institute of Chartered Accountants (CICA).

     These consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with the Company’s annual consolidated financial statements for the year ended March 31, 2006. These consolidated statements do not include all of the disclosures applicable to annual consolidated financial statements; for a full description of the Company’s accounting policies, refer to the Company’s annual consolidated financial statements for the year ended March 31, 2006 available on-line at www.sedar.com, at www.sec.gov, as well as on the Company’s website at www.cae.com. While CAE management (Management) believes that the disclosures presented are adequate and that the disclosures highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

Certain comparative figures have been reclassified to conform to the current presentation.

Except where otherwise noted, all amounts in these consolidated financial statements are expressed in Canadian dollars.

SEASONALITY AND CYCLICALITY OF THE BUSINESS

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

     The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry — in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true — slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

     Order intake for the Simulation Products/Military segment has historically not shown any noticeable degree of cyclicality or seasonality in the course of providing solutions for government customers. However, the Training & Services/Military segment’s order intake is typically higher in the second half of the year when most service contracts are renewed.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting on long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. While measurements in both annual consolidated financial statements and interim consolidated financial statements are often based on reasonable estimates, the preparation of interim consolidated financial statements will generally require a greater use of estimation than of annual consolidated financial statements. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in impairment of certain assets.

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N O T E S T O C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest. All significant intercompany accounts and transactions have been eliminated. Investments over which the Company exercises significant influence are accounted for using the equity method and portfolio investments are accounted for using the cost method.

NOTE 2 DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

CLEANING TECHNOLOGIES

During the second quarter of fiscal 2007, the Company received early payment, in full, of $9.3 million of secured subordinated promissory long-term notes previously recorded in other assets. These notes, with a carrying value of $7.9 million, were received by the Company as part of the consideration for its sale in 2002 of Ultrasonics and Ransohoff. The repayment resulted in the recognition of $1.4 million of interest revenue during the quarter due to the accretion of discounts on the long-term notes receivable. The parties have also concluded discussions regarding adjustments to working capital provisions. As a result of these discussions, the Company collected and recorded an additional amount of approximately $0.1 million (net of tax recovery of $0.1 million).

FORESTRY SYSTEMS

On May 2, 2003, the Company completed the sale of one of its Forestry Systems businesses to Carmanah Design and Manufacturing. The Company was entitled to receive further consideration based on the performance of the business. During the first quarter of fiscal 2007, a settlement was concluded and the Company received a payment of $0.2 million (net of tax expense of $0.1 million).

MARINE CONTROLS

On February 3, 2005, the Company completed, with L-3 Communications Corporation (L-3), the sale of the substantial components of its Marine Controls segment for a cash consideration of $238.6 million. This amount was subject to the approval by L-3 of the net working capital of the Marine Controls segment. The parties have completed the discussions regarding the net working capital in the second quarter and L-3 was paid for the difference in the net working capital. Furthermore, the Company received from this buyer notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA), including in respect of allegations that the Company was in breach of certain representations and warranties in the SPA. At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. The Company intends to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

ASSETS HELD FOR SALE

During the second quarter of fiscal 2007, the Company sold for $3.6 million a portion of the aggregate land and building, which was previously reported as being held for sale. As a result of this transaction, the Company recorded a loss on the sale of $0.2 million (net of tax recovery of $0.1 million).

     As at September 30, 2006, a long-term asset held for sale is expected to be disposed of and consists of a building related to the Training & Services/Civil segment and amounts to $1.9 million (March 31, 2006 — land and building amounting to $5.9 million).

Summarized financial information for the discontinued operations is as follows:

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2006	2005	2006	2005

Net loss from Marine Controls,
Net of tax recovery of $Nil for the quarter and $0.2 YTD
(2005; quarter — $Nil, YTD — $Nil)	$(0.2)	$(0.7)	$(1.0)	$(0.7)
Net earnings from Cleaning Technologies and
other discontinued operations,
Net of tax recovery of $0.1 (2005; — $Nil)	0.1	–	0.1	–
Net earnings from Forestry Systems,
Net of tax expense of $0.1 YTD (2005; — $Nil)	–	–	0.2	–
Net loss from long-term assets held for sale,
Net of tax recovery of $0.1 (2005; — $Nil)	(0.2)	–	(0.2)	–

Net loss from discontinued operations	$(0.3)	$(0.7)	$(0.9)	$(0.7)

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NOTE 3 INTEREST EXPENSE, NET
Details of interest expense (income) are as follows:
	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2006	2005	2006	2005

Long-term debt interest expense	$4.6	$4.2	$8.4	$10.3
Amortization of deferred financing costs and other	0.4	1.8	1.1	2.8
Interest capitalized	(1.3)	(0.3)	(2.2)	(1.8)

Interest on long-term debt	$3.7	$5.7	$7.3	$11.3

Interest income	$(2.4)	$(0.9)	$(3.1)	$(1.7)
Other interest expense (income), net	(0.1)	(0.4)	–	(0.4)

Other interest income, net	$(2.5)	$(1.3)	$(3.1)	$(2.1)

Interest expense, net	$1.2	$4.4	$4.2	$9.2

     The Company’s interest income is a result of interest revenue due to the accretion of discounts on the long-term notes receivable settled, in full, during the quarter and to advances to CVS Leasing Ltd. (CVS). CVS is an entity that owns simulators and other equipment used to train UK Ministry of Defence pilots at the Company’s Benson Air Force Base training centre. The Company owns a minority shareholding of 14% in CVS.

NOTE 4 CAPITAL STOCK
		Six months ended	Twelve months ended
	September 30, 2006			March 31, 2006
(Unaudited)	Number	Stated	Number	Stated
(amounts in millions, except number of shares)	of shares	Value	of shares	Value

Balance at beginning of period	250,702,430	$389.0	248,070,329	$373.8
Shares issued (a)	–	–	1,091,564	6.9
Stock options exercised	421,520	2.7	1,497,540	8.0
Transfer of contributed surplus upon exercise of stock options	–	1.9	–	–
Stock dividends	10,950	0.1	42,997	0.3

Balance at end of period	251,134,900	$393.7	250,702,430	$389.0

(a)	On May 20, 2005, the Company issued 1,000,000 common shares at a price of $6.13 per share for the acquisition of Terrain Experts, Inc.

On November 30, 2005, the Company issued 91,564 common shares at a price of $8.07 per share for the second payment of the original purchase price, already accounted for in the purchase price allocation of Greenley & Associates Inc.

NOTE 5 GOVERNMENT COST SHARING

PROJECT PHOENIX

During fiscal 2006, the Company announced a plan to invest $630 million in Project Phoenix, an R&D program that will span the next six years. In the same year, the Government of Canada and the Company signed an agreement for an investment of approximately 30% ($189 million) of the value of CAE’s R&D program (reducing by approximately 25% the amount of income tax credit otherwise available). This agreement is included in the Technology Partnerships Canada (TPC) program created by Industry Canada to invest strategically in research and development, to encourage private sector investment, and to increase technological capabilities in the Canadian industry. The contribution will be repayable, based on consolidated revenues, starting in fiscal 2012 and ending in fiscal 2030, or earlier, should a predetermined royalty level, which exceeds the amount of maximum contributions, be reached.

     During the second quarter of fiscal 2007, the Company signed an agreement with the Government of Québec, which will participate in the Project Phoenix. The Québec government’s support will take the form of a $31.5 million contribution over six years, repayable by royalties. Investissement Québec will handle the contribution. The contribution will be repayable, based on consolidated revenues, starting in fiscal 2012 and ending in fiscal 2030, or earlier should a predetermined royalty level which exceeds the amount of maximum contributions be reached. The government contribution recognized by the Company in its second quarter of fiscal 2007 related to this agreement signed with the Government is based on costs incurred starting in June 2005.

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NOTE 5 GOVERNMENT COST SHARING (CONT’D)

     The following tables provide information regarding contributions recognized and amounts not yet received for the aggregate project, which was only applicable and accounted for starting the third quarter of fiscal 2006:

(Unaudited)	Three months ended September 30, 2006	Six months ended September 30, 2006	Twelve months ended March 31, 2006
(amounts in millions)

Outstanding contribution receivable, beginning of period	$17.1	$10.0	$–
Contributions
Amount credited to income	13.7	19.7	13.5
Amount credited to capitalized costs	2.6	3.7	3.8
Payments received	(13.4)	(13.4)	(7.3)

Outstanding contribution receivable, end of period	$20.0	$20.0	$10.0

     Furthermore, for the three months ended September 30, 2006, the amounts of R&D expenditures aggregated to $23.3 million ($21.1 million — three months ended September 30, 2005), of which $2.8 million represented development costs that qualified for a deferral pursuant to CICA requirements ($0.6 million — three months ended September 30, 2005). For the six months ended September 30, 2006, the amounts of R&D expenditures aggregated to $45.8 million ($34.5 million — six months ended September 30, 2005), of which $5.0 million represented development costs that qualified for a deferral pursuant to CICA requirements ($1.3 million — six months ended September 30, 2005).

     There were no royalty expenditures (September 30, 2005 — $ nil) for this program in the second quarter of fiscal 2007 and for the six months ended September 30, 2006 ($ nil — six months ended September 30, 2005).

PREVIOUS PROGRAMS

The Company had also signed previous R&D agreements with the Government of Canada in order to share in a portion of specific costs incurred by the Company on previous R&D programs. The initiative is intended to broaden the Company’s technological capabilities in flight simulations systems by developing components that will lower the cost and weight of flight simulators and technologies to reduce the cost of initial training. These programs are repayable in the form of royalties to March 2011 and March 2013 based on future sales for civil and military programs respectively.

     With regards to the previous programs, there were no amounts of contributions recognized in the second quarter of fiscal 2007 and for the six months ended September 30, 2006. With regards to the three months ended September 30, 2005, the aggregate amount of contributions recognized amounted to $2.2 million, which was entirely recorded as a reduction of costs. In addition, for the six months ended September 30, 2005, the aggregate amount of contributions recognized amounted to $5.6 million, which was entirely recorded as a reduction of costs.

Of the $7.5 million contributions recognized during fiscal 2006, $1.2 million was receivable as at March 31, 2006.

     In the second quarter of fiscal 2007, royalty expenditures in the amount of $1.7 million (three months ended September 30, 2005 —$1.5 million) were incurred for the previous programs. For the six months ended September 30, 2006, royalty expenditures in the amount of $3.5 million were incurred ($3.0 million — for the six months ended September 30, 2005) for the previous programs.

     In the second quarter of fiscal 2007, the Company recorded a liability of $17.8 million (March 31, 2006 — $18.9 million) related to future repayments in respect of the aggregate R&D programs.

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NOTE 6 EMPLOYEE FUTURE BENEFITS
The total benefit cost in the registered plans for the periods ended September 30 includes the following components:
	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2006	2005	2006	2005

Current service cost	$2.0	$1.3	$4.1	$2.6
Interest cost on projected pension obligations	2.9	2.6	5.6	5.3
Expected return on plan assets	(2.7)	(2.1)	(5.4)	(4.2)
Amortization of net actuarial loss	0.4	0.5	1.0	1.0
Amortization of past service costs	0.2	0.1	0.3	0.2

Net pension expense	$2.8	$2.4	$5.6	$4.9

NOTE 7 SUPPLEMENTARY INFORMATION
	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2006	2005	2006	2005

Cash provided by (used in) non-cash working capital:
Accounts receivable	$(31.3)	$(4.4)	$(61.0)	$(12.8)
Inventories	(3.4)	(11.6)	3.1	(26.1)
Prepaid expenses	(5.2)	(2.7)	(2.0)	(3.2)
Income taxes recoverable	(1.9)	(10.0)	(5.2)	(10.2)
Accounts payable and accrued liabilities	17.5	(4.4)	(1.5)	1.4
Deposits on contracts	8.3	41.3	23.5	50.1

Changes in non-cash working capital	$(16.0)	$8.2	$(43.1)	$(0.8)

Supplemental cash flow disclosure:
Interest paid	$0.5	$3.8	$6.4	$13.2
Income taxes paid, net	$5.1	$1.7	$6.7	$5.2

Supplemental statement of earnings disclosure:
Foreign exchange (gain) loss	$(0.2)	$1.9	$(2.0)	$(7.9)

     The net cash outflows regarding the proceeds from disposal of discontinued operations, as reported in the Consolidated Statements of Cash Flow, are composed of a cash payment to L-3 in the amount of $10.2 million for the net working capital adjustment of the marine controls segment, offset, in part, by a cash receipt of $3.6 million from the sale of a portion of the aggregate land and building, which was previously classified as being held for sale.

NOTE 8 RESTRUCTURING CHARGE

During the fourth quarter of 2005, following a comprehensive review of current performance and the strategic orientation of its operations, the Company announced a broad Restructuring Plan aimed at the elimination of existing duplications between the Civil and Military segments and the achievement of a more competitive cost structure. The plan, which included a workforce reduction of approximately 450 employees and the closing of redundant facilities, has a significant effect on the Company’s operations in Montreal and around the world, including some European and US training centers. Since fiscal 2005, cumulative restructuring charges of $43.8 million, consisting mainly of employee termination costs and other related costs and including additional expenses of $0.2 million incurred during the second quarter of fiscal 2007, have been recorded in the Company’s results.

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NOTE 8 RESTRUCTURING CHARGE (CONT’D)
The summary of the provision is as follows:
	Employee
(Unaudited)	Termination
(amounts in millions)	Costs	Other Costs	Total

Balance of provision as at March 31, 2006	$12.0	$0.6	$12.6
Costs charged to expenses	(0.3)	0.7	0.4
Payments made	(3.7)	(1.2)	(4.9)

Balance of provision as at September 30, 2006	$8.0	$0.1	$8.1

NOTE 9 OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
RESULTS BY SEGMENT
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as
Segment Operating Income). The Simulation Products/Civil and the Simulation Products/Military segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. The accounting principles used to prepare the information by operating segment are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the
Training & Services/Civil segment which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

(Unaudited)
three months ended September 30
(amounts in millions)	Simulation Products		Training & Services			Total

	2006	2005	2006	2005	2006	2005

Civil
External revenue	$84.2	$55.8	$78.4	$79.4	$162.6	$135.2
Segment Operating Income	18.6	3.4	11.3	11.6	29.9	15.0
Depreciation and amortization
• Property, plant and equipment	1.4	1.3	9.3	8.9	10.7	10.2
• Intangible and other assets	0.7	4.0	1.4	1.4	2.1	5.4
Capital expenditures	3.5	1.0	30.1	14.3	33.6	15.3

Military
External revenue	$64.3	$94.4	$53.5	$50.7	$117.8	$145.1
Segment Operating Income	7.4	9.7	9.3	5.4	16.7	15.1
Depreciation and amortization
• Property, plant and equipment	1.6	1.6	1.0	1.1	2.6	2.7
• Intangible and other assets	0.7	1.4	0.8	0.8	1.5	2.2
Capital expenditures	0.9	1.6	6.4	7.4	7.3	9.0

Total
External revenue	$148.5	$150.2	$131.9	$130.1	$280.4	$280.3
Segment Operating Income	26.0	13.1	20.6	17.0	46.6	30.1
Depreciation and amortization
• Property, plant and equipment	3.0	2.9	10.3	10.0	13.3	12.9
• Intangible and other assets	1.4	5.4	2.2	2.2	3.6	7.6
Capital expenditures	4.4	2.6	36.5	21.7	40.9	24.3

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NOTE 9			OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)
(Unaudited)
six months ended September 30
(amounts in millions)	Simulation Products		Training & Services			Total

	2006	2005	2006	2005	2006	2005

Civil
External revenue	$158.4	$116.0	$162.1	$163.2	$320.5	$279.2
Segment Operating Income	29.6	10.5	29.7	28.5	59.3	39.0
Depreciation and amortization
• Property, plant and equipment	2.7	2.7	18.3	18.0	21.0	20.7
• Intangible and other assets	1.5	4.7	3.0	2.8	4.5	7.5
Capital expenditures	11.7	1.2	47.9	25.2	59.6	26.4

Military
External revenue	$160.1	$167.1	$101.6	$100.0	$261.7	$267.1
Segment Operating Income	18.6	14.5	20.9	7.4	39.5	21.9
Depreciation and amortization
• Property, plant and equipment	3.1	3.1	2.0	2.2	5.1	5.3
• Intangible and other assets	1.4	1.7	1.3	1.6	2.7	3.3
Capital expenditures	2.2	1.9	19.8	13.9	22.0	15.8

Total
External revenue	$318.5	$283.1	$263.7	$263.2	$582.2	$546.3
Segment Operating Income	48.2	25.0	50.6	35.9	98.8	60.9
Depreciation and amortization
• Property, plant and equipment	5.8	5.8	20.3	20.2	26.1	26.0
• Intangible and other assets	2.9	6.4	4.3	4.4	7.2	10.8
Capital expenditures	13.9	3.1	67.7	39.1	81.6	42.2

CONSOLIDATED EARNINGS BEFORE INTEREST AND INCOME TAXES
The following table provides a reconciliation between total segment operating income and earnings before interest and income taxes:
			Three months ended		Six months ended
(Unaudited)				September 30		September 30
(amounts in millions)			2006	2005	2006	2005

Total Segment Operating Income			$46.6	$30.1	$98.8	$60.9
Foreign exchange gain on the reduction of the investment
in certain self-sustaining subsidiaries (a)			–	–	–	6.0
Restructuring charge (Note 8)			(0.2)	(1.6)	(0.4)	(2.5)
Other costs associated with the restructuring plan (b)			(1.5)	(0.4)	(6.0)	(0.4)

Earnings before interest and income taxes			$44.9	$28.1	$92.4	$64.0

(a)	During the first quarter of fiscal 2006, the Company reduced the capitalization of certain of its self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange accumulated in the cumulative translation adjustment account was transferred to the Consolidated Statements of Earnings.

(b)	Since the beginning of fiscal year 2006, the Company has also incurred costs related to its Restructuring Plan which are included in earnings according to GAAP. These costs are not included in the Segment Operating Income. A significant portion relates to the re-engineering of the Company’s business processes from which a portion is associated with the deployment of the ERP system (excluding the portion capitalized). The Company also incurred costs related to the review of its strategy and other costs associated with its restructuring activities.

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NOTE 9 OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

ASSETS EMPLOYED BY SEGMENT

CAE uses assets employed to assess resources allocated to each segment. Assets employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income taxes accounts, assets held for sale and assets of certain non-operating subsidiaries.

(Unaudited)		As at September 30		As at March 31
(amounts in millions)			2006	2006

Simulation Products/Civil			$199.2	$163.5
Simulation Products/Military			236.6	225.2
Training & Services/Civil			858.8	833.8
Training & Services/Military			194.1	166.7

Total assets employed			$1,488.7	$1,389.2

Assets not included in assets employed			354.2	326.9

Total assets			$1,842.9	$1,716.1

GEOGRAPHIC INFORMATION
The Company operates in 19 countries around the world. Sales are attributed to countries based on the location of customers.
	Three months ended			Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2006	2005	2006	2005

Revenue from external customers
Canada	$24.3	$38.8	$60.1	$45.6
United States	90.5	103.2	176.7	199.2
United Kingdom	19.8	22.2	43.3	44.0
Germany	25.4	37.4	74.8	72.6
Netherlands	27.3	34.1	50.9	55.8
Other European countries	24.0	7.6	43.9	27.0
Asia and Middle Eastern countries	52.3	29.9	93.3	69.6
Other countries	16.8	7.1	39.2	32.5

	$280.4	$280.3	$582.2	$546.3

(Unaudited)		As at September 30		As at March 31
(amounts in millions)			2006	2006

Property, plant and equipment, goodwill and intangible assets
Canada			$170.2	$250.6
United States			326.6	300.9
United Kingdom			112.3	77.3
Spain			79.8	84.2
Germany			44.1	30.1
Netherlands			141.2	113.1
Other European countries			63.9	66.2
Asia and Middle Eastern countries			39.5	24.3
Other countries			16.8	7.9

			$994.4	$954.6

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NOTE 10 SUBSEQUENT EVENT

On October 4, 2006, the Company completed the transfer of cash and assets with an estimate fair market value of $87.3 million to the Emirates-CAE Flight Training Center (ECFT) as its contribution to the joint venture company. Emirates, our joint venture partner, made an equivalent contribution to ECFT. Emirates and the Company will share equally in the management of the operating, financing and investing activities of ECFT as well as its profits, losses and dividends.

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